UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70469 / September 23, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15434

In the Matter of
 	
ADVANTAGE TECHNOLOGIES, INC.,
ELECTRONIC GAME CARD, INC.,
FAUCET IMPRESSIONS INTERNATIONAL,
     INC. (f/k/a EUROPA ACQUISITION V,
     INC.), and
MOLECULAR IMAGING CORP.
	ORDER MAKING FINDINGS
	AND REVOKING
	REGISTRATIONS BY DEFAULT

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 21, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents Advantage Technologies, Inc. (Advantage Technologies), Electronic Game Card, Inc. (Electronic Game Card), Faucet Impressions International, Inc. (f/k/a Europa Acquisition V, Inc.) (Faucet Impressions), and Molecular Imaging Corp. (Molecular Imaging) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

The Division of Enforcement and the Office of the Secretary provided evidence that Respondents were served with the OIP by August 23, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due within ten days after service of the OIP, or by September 5, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On September 9, 2013, Respondents were ordered to show cause, by September 19, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Advantage Technologies, Central Index Key (CIK) No. 1092803, is a void Delaware corporation located in Dana Point, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advantage Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $542 for the prior nine months.

Electronic Game Card, CIK No. 1083036, is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electronic Game Card is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2009. On September 28, 2010, Electronic Game Card filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was still pending as of April 1, 2013. As of August 12, 2013, the company's stock (symbol "EGMIQ") was traded on the over-the-counter markets.

Faucet Impressions, CIK No. 1497029, is a revoked Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Faucet Impressions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $8,000 for the prior nine months.

Molecular Imaging, CIK No. 1097181, is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Molecular Imaging is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of over $458,000 for the prior three months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Advantage Technologies, Inc., Electronic Game Card, Inc., Faucet Impressions International, Inc. (f/k/a Europa Acquisition V, Inc.), and Molecular Imaging Corp. are hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge